(d)(1)(ii)

March 1, 2023

Voya Mutual Funds

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Management Fee Waiver

Ladies and Gentlemen:

By this letter dated March 1, 2023, we have agreed to waive a portion of the management fee payable to us under the Investment Management Agreement, dated November 18, 2014, as amended and restated on May 1, 2015, between Voya Investments, LLC ("VIL") and Voya Mutual Funds ("VMF") (the "Agreement"), with respect to Voya Multi-Manager International Factors Fund (the "Fund"), a series of VMF. By this letter, we agree to waive that fee, as indicated in the table below, for the period from March 1, 2023 through March 1, 2024.

This waiver (the "Waiver") is "outside" the Fund's expense limit arrangements under a separate expense limitation agreement (the "ELA"). This means that the Waiver does not reduce the Fund's net operating expense ratio before the ELA is applied. The Waiver is deducted after the ELA is applied. However, with respect to any share class of the Fund that has a 0.00% expense limit, the Waiver cannot further reduce the 0.00% net expense ratio experienced by shareholders with respect to that share class.

VIL acknowledges that any fees waived during the term of this Agreement shall not be eligible for recoupment at any time in the future.

Series	Waiver
(as a percentage of
average daily net assets)
Voya Multi-Manager International	0.01%
Factors Fund

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VMF.

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March 1, 2023 Page 2

March 1, 2023

Please indicate your agreement to this reduction in fee for the aforementioned Fund by signing below where indicated.

Very sincerely,

By: /s/ Todd Modic____________

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Mutual Funds

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized